SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)

                              AT HOME CORPORATION
                                (Name of Issuer)

                             SERIES A COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)

                                   045919101
                                 (CUSIP Number)

                             Stanley L. Wang, Esq.
                              Comcast Corporation
                               1500 Market Street
                     Philadelphia, Pennsylvania 19102-2148
                                 (215) 665-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 28, 2000
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                                   ---------

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

CUSIP No. 045919101                                          Page 2 of 13 Pages
                                      13D
-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Comcast Corporation
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY


-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS
            WC

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Pennsylvania

-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER
                                                 0
         NUMBER OF SHARES          --------------------------------------------
           BENEFICIALLY                    8     SHARED VOTING POWER
             OWNED BY                            31,118,924
          EACH REPORTING           --------------------------------------------
           PERSON WITH                     9     SOLE DISPOSITIVE POWER
                                                 0
                                   --------------------------------------------
                                           10    SHARED DISPOSITIVE POWER
                                                 31,118,924
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            31,118,924
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [X]
            EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.8%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            CO

-------------------------------------------------------------------------------
*    Excludes shares held by other parties to the Stockholders' Agreement (see
     Item 6 of the Schedule 13D filed on January 29, 1998).

CUSIP No. 045919101                                          Page 3 of 13 Pages
                                      13D
-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Comcast Online Communications, Inc.

-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS
            WC

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER
                                                 0
         NUMBER OF SHARES          --------------------------------------------
           BENEFICIALLY                    8     SHARED VOTING POWER
             OWNED BY                            29,114,600
          EACH REPORTING           --------------------------------------------
           PERSON WITH                     9     SOLE DISPOSITIVE POWER
                                                 0
                                   --------------------------------------------
                                           10    SHARED DISPOSITIVE POWER
                                                 29,114,600
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            29,114,600

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [X]
            EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.3%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            CO
-------------------------------------------------------------------------------
*    Excludes shares held by other parties to the Stockholders' Agreement (see
     Item 6 of the Schedule 13D filed on January 29, 1998).

CUSIP No. 045919101                                          Page 4 of 13 Pages
                                      13D
-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Comcast PC Investments Inc.

-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS
            WC

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER
                                                 0
         NUMBER OF SHARES          --------------------------------------------
           BENEFICIALLY                    8     SHARED VOTING POWER
             OWNED BY                            29,114,600
          EACH REPORTING           --------------------------------------------
           PERSON WITH                     9     SOLE DISPOSITIVE POWER
                                                 0
                                   --------------------------------------------
                                           10    SHARED DISPOSITIVE POWER
                                                 29,114,600
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            29,114,600

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [X]
            EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.3%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            CO

-------------------------------------------------------------------------------
*    Excludes shares held by other parties to the Stockholders' Agreement (see
     Item 6 of the Schedule 13D filed on January 29, 1998).

     This Amendment No. 1 amends the Report on Schedule 13D, originally filed on January 29, 1998 (the "Schedule 13D") by Comcast Corporation ("Comcast"), and relates to shares of Series A common stock, par value $0.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation (the "Company" or the "Issuer"). Pursuant to Rule 13d-3 under the Act, this Amendment No. 1 also relates to the shares of Series A Common Stock issuable upon exercise of certain warrants owned by certain subsidiaries of Comcast. Capitalized terms used without definitions in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 1.

Item 1.  Security and Background.

     Item 1 of the Schedule 13D is hereby amended by adding the following to the end thereof:

     Based upon publicly available information, as of March 10, 2000 TCI was converted from a corporation into a limited liability company and was renamed AT&T Broadband, LLC. All references herein to TCI with respect to periods from and after such date shall be deemed to be references to AT&T Broadband, LLC.

Item 2.  Identity and Background.

     Item 2 of the Schedule 13D is hereby replaced in its entirety as follows:

     This report is being filed jointly by Comcast, a Pennsylvania corporation, Comcast Online Communications, Inc. ("Comcast Online"), a Delaware corporation, and Comcast PC Investments Inc. ("Comcast PC"), a Delaware corporation (collectively, the "Reporting Persons"). Comcast PC owns 29,114,600 shares of the Issuer. Comcast Online owns all of the issued and outstanding shares of capital stock of Comcast PC, and Comcast owns all of the issued and outstanding capital stock of Comcast Online. For purposes of Rule 13d-3 under the Act, Comcast is the beneficial owner of an additional 2,004,324 shares of the issuer based upon its ownership of Jones Intercable Inc. and Garden State Cablevision L.P., which each hold warrants for shares of Series A Common Stock that are currently exercisable for 819,268 shares of Series A Common Stock and 1,185,056 shares of Series A Common Stock, respectively.

     Comcast is principally involved in three lines of business: (i) cable-through the development, management and operation of broadband communications networks, (ii) commerce through QVC, its electronic retailing subsidiary, and (iii) content through its consolidated subsidiaries Comcast-Spectator, Comcast SportsNet and E! Entertainment Television and through its other programming investments, including the Golf Channel, Speedvision and Outdoor Life. Comcast Online is principally involved in internet communications. Comcast PC is a holding company.

     Sural Corporation, a Delaware corporation ("Sural"), is the beneficial owner of an aggregate of 9,581,288 shares of Comcast Class A Common Stock ("Class A Common Stock") (assuming the conversion of 9,444,375 shares of Comcast Class B Common Stock ("Class B Common Stock") beneficially owned by Sural into Class A Common Stock). Sural is the sole owner of the outstanding Class B Common Stock, each share of which is entitled to 15 votes and is convertible on a share-for-share basis into Class A Common Stock or Comcast Class A Special Common Stock. Based upon the 24,939,080 shares of Class A Common Stock outstanding as of February 29, 2000, and treating the 9,444,375 shares of Class B Common Stock held by Sural as outstanding shares of Class A Common Stock pursuant to Rule 13d-3(d)(1)(i) of the Act, Sural is deemed to be the beneficial owner of approximately 27.9% of the outstanding shares of Class A Common Stock.

     Brian L. Roberts, the President and a director of Comcast, has sole voting power over stock representing a majority of voting power of all Sural stock. Pursuant to Rule 13d-3 of the Act, Brian L. Roberts is deemed to be the beneficial owner of the Class A Common Stock and the Class B Common Stock owned by Sural. Brian L. Roberts is also the beneficial owner of an additional 1,356 shares of such stock owned by his wife, as to which shares he disclaims beneficial ownership. As of February 29, 2000, the shares of Class A Common Stock and Class B Common Stock owned by Sural constituted approximately 85% of the voting power of the two classes of Comcast's voting Common Stock combined. Based on the forgoing, Sural may be deemed to control Comcast and Brian L. Roberts may be deemed to control Sural.

     The principal business address of each of Comcast and Comcast Online is 1500 Market Street, Philadelphia, Pennsylvania 19102-2148. The principal business address of each of Sural and Comcast PC is 1201 N. Market Street, Wilmington, Delaware 19801.

     Information concerning the executive officers and directors of Comcast, Comcast Online, Comcast PC and the persons controlling Comcast, if any, is set forth in Exhibit 99.1 to this statement. Unless otherwise set forth in Exhibit 99.1, each of such executive officers and directors is a citizen of the United States. None of Comcast, Comcast Online, Comcast PC nor, to the best of their knowledge, any person named in Exhibit 99.1 to this statement, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby replaced in its entirety as follows:

     On March 28, 2000, AT&T Corp., ("AT&T"), the Issuer, Comcast and Cox Communications, Inc. ("Cox") entered into a Letter Agreement and related term sheets (collectively, the "Letter Agreement") providing for a number of transactions among or between those parties (collectively, the "Letter Agreement Transactions"), including:

     1. Cox and Comcast will waive most of their rights under the Stockholders' Agreement, including the right to cause AT&T to vote all of its shares of Series B Common Stock, par value $.01 per share (the "Series B Common Stock") in favor of the election of one designee of Comcast and one designee of Cox as a director of the Issuer, and each of Comcast's and Cox's current designee on the Issuer's board will resign.

     2. The Issuer will extend and enhance its existing distribution relationship with AT&T's cable subsidiaries through 2008, and will extend and enhance its existing distribution relationship with Comcast and Cox through 2006, subject to certain termination rights of Comcast and Cox.

     3. The Issuer will work with AT&T to deliver services to consumers via advanced TV, narrowband initiatives and, subject to negotiation with AT&T's Wireless Group, wireless services.

     4. The Issuer's certificate of incorporation will be amended to increase the number of authorized shares of Series B Common Stock, to provide that the holders of the Series B Common Stock will be entitled to elect a majority of the board of directors, and to eliminate all super majority and unanimous board voting requirements.

     5. Approximately 50 million shares of Series A Common Stock held by AT&T will be converted into shares of Series B Common Stock.

     6. AT&T will grant to each of Cox and Comcast the right to sell to AT&T (the "Puts"), at any time between January 1, 2001, and June 4, 2002, shares of Series A Common Stock having a value of up to $1,397,500,800, in the case of Cox, and $1,500,152,640, in the case of Comcast at the greater of $48 and the average closing market price of the Series A Common Stock during the 15 days before and 15 days after exercise of the applicable Put.

     7. AT&T, Comcast and Cox will each receive warrants (collectively, "Warrants") to purchase two shares of Common Stock (one of which will be Series B Common Stock, in the case of AT&T) for each home passed by their respective cable systems. The vesting and exercisability of these Warrants are subject to certain events, including the passage of time.

     Completion of the Letter Agreement Transactions is subject to certain conditions, including receipt of shareholder approval of the proposed amendments to the Issuer's certificate of incorporation. It is expected that the parties will negotiate definitive agreements providing for the Letter Agreement Transactions; however, if such definitive documentation is not complete with respect to any particular Letter Agreement Transaction within 90 days of March 28, 2000, then the terms set forth in the term sheet that forms a part of the Letter Agreement will become the final and binding terms with respect to such matter.

     The foregoing description is qualified in its entirety by reference to the text of the Letter Agreement (including the term sheets attached thereto) which is filed as Exhibit 10.1 hereto and is hereby incorporated by reference herein in its entirety.

     If Comcast purchases shares of Common Stock under the Warrants, such purchases will be funded from working capital or such other sources as Comcast may deem appropriate.

     At the completion of the Letter Agreement Transactions (but without giving effect to the exercise of any Warrants or the Puts), AT&T will hold a majority of the voting power of the Issuer and, by virtue of holding all of the outstanding shares of Series B Common Stock, will be entitled to elect a majority of the directors of the Issuer, and, other than as provided for under applicable law, all actions of the Issuer board will be by simple majority vote.

     Neither the filing of this Report nor any of its contents shall be deemed to constitute an admission that Comcast, Comcast Online, or Comcast PC is a member of a "group" for purposes of Rule 13d-5 with any of the above-mentioned persons, or that such "group" exists and Comcast, Comcast Online and Comcast PC each expressly disclaim the existence, or membership in, any such "group" and beneficial ownership of stock of the Issuer held by any of the above-mentioned persons.

     Except as otherwise disclosed in this Report, the Reporting Persons have not made any decision concerning their course of action with respect to the Issuer. The Reporting Persons could decide, depending on market and other factors, to dispose of shares of the Issuer's Common Stock beneficially owned, to acquire additional Common Stock or other equity securities of the Issuer, to seek a strategic or other partner to share their interest in the Issuer or to take any other available course of action (which could involve one or more of the type of transactions, or have one or more of the results described in subparagraphs (i) through (x) of the following paragraph. In this regard, the Reporting Persons intend to continuously review their investment in the Issuer. In reaching any conclusion as to its future course of action, the Reporting Persons will take into consideration various factors, including without limitation the Issuer's business and financial condition and prospects, other developments concerning the Issuer and the Reporting Persons, the effect of legal and regulatory requirements applicable to the Issuer and the Reporting Persons, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, developments in the cable television and telecommunications industries generally, general economic conditions and stock market conditions.

     Except as set forth in this Report, neither any of the Reporting Persons nor any of the executive officers or directors of the Reporting Persons has any current plan or proposal which relates to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     Parts (a) and (b) of Item 5 are hereby replaced in their entirety as follows:

     (a) Based upon information provided by the Issuer (which gives effect to a two- for-one stock split that occurred on June 16, 1999), as of March 30, 2000, there were outstanding 351,954,355 shares of Series A Common Stock, 30,800,000 shares of Series B Common Stock and 2,000,000 shares of Series K Common Stock. Comcast currently beneficially owns 31,118,924 shares of Series A Common Stock of which, it has the right to acquire 2,004,324 shares based on the exercise of certain warrants by certain of its wholly-owned subsidiaries set forth in Item 2 above. As of the date hereof and assuming the conversion into Series A Common Stock of all warrants for Series A Common Stock which Comcast has beneficial ownership of under Rule 13d-3, Comcast beneficially owns an aggregate of 31,118,924 shares of Series A Common Stock, or approximately 8.8% of the shares of Series A Common Stock deemed outstanding (assuming such exercise of the warrants, but without giving effect to any conversion of shares of Series B Common Stock or Series K Common Stock). Comcast Online and Comcast PC each currently beneficially owns 29,114,600 shares of Series A Common Stock constituting approximately 8.3% of the outstanding shares of Series A Common Stock, (without giving effect to any conversion of shares of Series B Common Stock or Series K Common Stock).

     (b) To the extent the Stockholders (as defined in Item 6 hereof) are considered to be a "group" for purposes of Rule 13d-5 of the Act, each Stockholder may be deemed to have shared voting and dispositive power over the shares owned by each other Stockholder. To the best of Comcast's knowledge, AT&T beneficially owns 94,520,000 share of Series A Common Stock, Cablevision Systems Corporation ("Cablevision") beneficially owns 20,462,596 shares of Series A Common Stock (represented by warrants to purchase such shares), Cox beneficially owns 29,114,600 shares of Series A Common Stock and KPCB beneficially owns no shares of Series A Common Stock. To the extent that AT&T, Cablevision, Comcast, Cox and KPCB are considered to be a "group" for purposes of this Schedule 13D, and assuming the conversion into Series A Common Stock of all shares of Series B Common Stock beneficially owned by AT&T, and the exercise by Cablevision of its warrants, such group would beneficially own an aggregate of 175,350,376 shares of Series A Common Stock, or approximately 45.6% of all shares of Series A Common Stock deemed outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following to the beginning of the response:

     Until the time that the Letter Agreement Transactions described in Item 4 above, are consummated (the response to Item 4 set forth above in this Amendment No. 1 is hereby incorporated by reference herein) Comcast remains subject to the Stockholders' Agreement and related agreements described in the first four paragraphs of Item 4 of the Schedule 13D (the first four paragraphs of Item 4 of the Schedule 13D are hereby incorporated by reference herein) as well as the Voting Agreement, the Stockholders' Agreement, the Letter Agreement (as defined in the Schedule 13D), the Registration Rights Agreement, and the Company Charter, discussed below.

Item 7.  Material to be Filed as Exhibits.

     1. Letter Agreement and Term Sheets, dated March 28, 2000 among At Home Corporation, AT&T Corp., Comcast Corporation and Cox Communications, Inc.

     2.   Press Release, dated March 29, 2000.

     3. Joint Filing Agreement, dated as of May 2, 2000, by and among Comcast, Comcast Online and Comcast PC.

     4. Executive Officers and Directors of Comcast, Comcast Online, Comcast PC and Sural.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Comcast Corporation


Date: May 2, 2000                           By: /s/ Arthur R. Block
                                               ---------------------------------
                                               Name:  Arthur R. Block
                                               Title: Senior Vice President Law


                                            Comcast Online Communications, Inc.


Date: May 2, 2000                           By: /s/ Arthur R. Block
                                               ---------------------------------
                                               Name:  Arthur R. Block
                                               Title: Senior Vice President Law


                                            Comcast PC Investments Inc.


Date: May 2, 2000                           By: /s/ Abram E. Patlove
                                               ---------------------------------
                                               Name:  Abram E. Patlove
                                               Title: President

                               Index to Exhibits

Exhibit 10.1:   Letter Agreement and Term Sheets, dated March 28, 2000 among
                At Home Corporation, AT&T Corp., Comcast Corporation and
                Cox Communications, Inc. (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Statement on Schedule 13D of AT&T Corp. (File No. 005-51925) filed on March 31, 2000.

Exhibit 10.2: Press release, dated March 29, 2000 (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Statement on Schedule 13D of AT&T Corp. (File No. 005-51925) filed on March 31, 2000.

Exhibit         10.3: Joint Filing Agreement, dated as of May 2,
                2000, by and among Comcast, Comcast Online and Comcast PC.

Exhibit 99.1: Executive Officers and Directors of Comcast, Comcast Online, Comcast PC and Sural.